

07004098

)MMISSION
,9



RECEIVED
FEB 2 8 2007
PROCESSING
WASH, D.C.
SECTION


AB 3/15

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-066290 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Phoenix Global Capital Management, Ltd.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Skokie Blvd., Suite 325
(No. and Street)

Wilmette (City) IL (State) 60091 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Taki, Jr. (847)920-1022 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horwich Coleman Levin, LLC
(Name – *if individual, state last, first, middle name*)

125 S. Wacker Dr., Ste. 1500 (Address) Chicago (City) IL (State) 60606 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



AB 3/20

# OATH OR AFFIRMATION

I, William Taki, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Phoenix Global Capital Management, Ltd., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title


OFFICIAL SEAL
SUE E. PASQUALE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 12-12-2010

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of XXXXXXXXXXXXXXXXX Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.**
**FINANCIAL STATEMENTS**
**DECEMBER 31, 2006**

## CONTENTS




HORWICH COLEMAN LEVIN, LLC

CERTIFIED PUBLIC ACCOUNTANTS

125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com


## INDEPENDENT AUDITOR'S REPORT

Board of Directors
Phoenix Global Capital Management, Ltd.

We have audited the accompanying statement of financial condition of Phoenix Global Capital Management, Ltd. as of December 31, 2006, and the related statement of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Phoenix Global Capital Management, Ltd. as of December 31, 2006, and the results of its operations, changes in its stockholder's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Horwich Coleman Levin, LLC*

Chicago, Illinois
February 22, 2007

# PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2006

### ASSETS

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 85,434 |
| Receivables from clients and correspondents | 246,862 |
| Prepaid expenses | 4,125 |
| Furniture, equipment and organization expense, at cost, less accumulated depreciation and amortization of $20,227 | 459 |
| **TOTAL ASSETS** | $ 336,880 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| **LIABILITIES** | |
| Accounts payable | $ 16,007 |
| State replacement tax payable | 2,662 |
| Accrued expenses | 998 |
| Due to stockholder | 1,000 |
| Total Liabilities | 20,667 |
| **STOCKHOLDER'S EQUITY** | |
| Common Stock: 1,000 shared authorized; 100 shares issued and outstanding; $1 par value | 100 |
| Additional paid-in-capital | 30,000 |
| Retained earnings | 286,113 |
| Total Stockholder's Equity | 316,213 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ 336,880 |

The accompanying notes are an integral part of these statements.

## PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.
## STATEMENT OF INCOME
## YEAR ENDED DECEMBER 31, 2006

| | |
|---|---|
| **REVENUES** | |
| Management and investment advisory income | $ 947,871 |
| Other Income | 3,429 |
| Total revenues | 951,300 |
| **EXPENSES** | |
| Regulatory dues and fees | 5,287 |
| Professional fees and consulting services | 110,351 |
| Rent | 10,387 |
| Office and other expenses | 78,166 |
| Insurance | 1,713 |
| Salaries and payroll taxes | 570,828 |
| Total expenses | 776,732 |
| **INCOME BEFORE TAXES** | 174,568 |
| Provision for state replacement tax | 2,662 |
| **NET INCOME** | $ 171,906 |

The accompanying notes are an integral part of these statements.

# PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## YEAR ENDED DECEMBER 31, 2006

| | Common Stock | Paid In Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| Balance January 1, 2006 | $ 100 | $ 30,000 | $ 284,207 | $ 314,307 |
| 2006 net income | - | - | 171,906 | 171,906 |
| Stockholder dividends | - | - | (170,000) | (170,000) |
| Balance December 31, 2006 | $ 100 | $ 30,000 | $ 286,113 | $ 316,213 |

The accompanying notes are an integral part of these statements.

# PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.
## STATEMENT OF CASH FLOWS
## YEAR ENDED DECEMBER 31, 2006

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net income | $ 171,906 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | |
| Depreciation and amortization | 13,412 |
| Increase in state replacement tax payable | 1,078 |
| Changes in operating assets and liabilities: | |
| Increase in receivables from clients and correspondents | (31,081) |
| Increase in prepaid expenses | (3,827) |
| Increase in accounts payable | 7,774 |
| Increase in accrued expenses | 350 |
| ***NET CASH PROVIDED BY OPERATING ACTIVITIES*** | 159,612 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Purchase of furniture and equipment | (13,149) |
| **NET CASH (USED) BY INVESTING ACTIVITIES** | (13,149) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Stockholder distributions | (170,000) |
| **NET CASH (USED) BY FINANCING ACTIVITIES** | (170,000) |
| **NET (DECREASE) IN CASH** | (23,537) |
| **CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR** | 108,971 |
| **CASH AND CASH EQUIVALENTS - END OF YEAR** | $ 85,434 |

**SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION**

| | |
|---|---|
| Cash paid during the year for income taxes | $ 1,584 |

The accompanying notes are an integral part of these statements.

**PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2006**

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Business Activity

Phoenix Global Capital Management, Ltd. ("PGCM", or "Company"), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The primary operations of PGCM consist of acting as a consultant between prospective international institutional investors/customers and institutional hedge fund of funds providers. PGCM does not hold funds or securities for or owe money or securities to customers. The Company's office is located in Illinois. The financial statements of PGCM are presented on the accrual basis of accounting, and it has a calendar year end.

The Company derives its revenue from consulting service agreements entered into with various institutional hedge fund of funds providers. These hedge fund of funds operators provide investment management and advisory services. Revenue is largely dependent on the total value of assets under management for which consulting services are provided. Accordingly, fluctuations in the financial markets and in the composition of assets under management impact revenue and operating results. The Company has consulting services agreements for approximately $578 million of assets under management as of December 31, 2006.

### Cash and Cash Equivalents

PGCM considers all highly liquid investments, with a maturity of less than a year when purchased, to be cash equivalents.

### Furniture, Equipment and Organization Expense

Property and equipment is recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred.

When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation and amortization is recorded over the estimated useful lives of the related assets using the straight-line and accelerated method for financial statement and tax purposes. The estimated useful lives for significant property and equipment categories are as follows:

| | Years |
|---|---|
| Furniture and equipment | 5 to 7 |
| Organization expense | 5 |

Depreciation and amortization expense totaled $13,412 the year ended December 31, 2006.

## PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.
## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2006

### 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**Income Taxes**

PGCM is recognized as an S Corporation for Federal tax purposes. As an S Corporation, the individual shareholders are taxed on their respective share of income. PGCM is liable for state replacement tax, which for the year ended December 31, 2006 totaled $2,662.

**Revenue Recognition and Receivables from Clients and Correspondents**

The Company acts as a consultant to various institutions and institutional hedge fund of funds providers. The managers of these hedge funds enter into written investment management agreements with all its clients, including those clients introduced by the Company. The hedge fund clients are charged a fee based upon a percentage of assets under management. As compensation for the Company's services, the hedge fund pays the Company a consulting fee with respect to investors introduced to the funds by the Company. This fee is calculated as a percentage of assets invested in the funds by such investor, and is paid to the Company quarterly within 15 to 30 days of receipt by the hedge fund manager of the fees from their clients. As of December 31, 2006, the amount of fee income earned by the Company and included in receivables from clients and correspondents was approximately $247,000.

The Company is exposed to limited credit risk with respect to receivables from clients and correspondents. The Company monitors its receivables and evaluates the collectibility of these receivables based on a combination of factors, including aging and historical trends. The Company believes that all receivables from clients and correspondents as of December 31, 2006 will be collected. No allowance for doubtful accounts has been established.

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### 2. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company considers the amounts presented for financial instruments on the statement of financial condition to be reasonable estimates of fair value.

## 3. COMMITMENTS AND CONTINGENCIES

### Leases

The Company leases office facilities in Wilmette Illinois, which expired December 31, 2006. As of January 1, 2007 the company is under a month to month agreement, working out a new extended lease.

Rent expense amounted to $10,387 for the year ended December 31, 2006.

### Consulting Services Agreements

As of December 31, 2006, the Company had entered into consulting agreements with several independent contractors. All of the agreements can be terminated at will by either party with at least thirty (30) days written notice, as defined in the agreements.

## 4. CONCENTRATIONS

### Concentrations in Revenues to Few Customers

In 2006, three customers accounted for 100% of the Company's revenues.

### Concentrations in Revenues to Foreign Customers

In 2006, 100% of the Company's revenues were made to foreign customers. An adverse change in economic conditions abroad could negatively effect the amount of the Company's international customers and the Company's results of operations.

## 5. NET CAPITAL REQUIREMENTS

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, PGCM is required to maintain net capital as defined under the rule. PGCM is required to maintain "net capital" equal to the greater of $5,000 or 6-2/3% of the "aggregate indebtedness," as these terms are defined. As of December 31, 2006 the Company had net capital and net capital requirements of $64,767 and $5,000, respectively.

# SUPPLEMENTAL INFORMATION

**PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.**

Computation For Determination of Reserve Requirements
For Broker/Dealers Under Rule 15c3-3 and Information For
Possession or Control Requirements Under Rule 15c3-3
December 31, 2006

PGCM does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15c3-3. Therefore, PGCM is exempt from the provisions of that rule.

**PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.**

Reconciliation Including Appropriate Explanations, of the
Audited Computation on Net Capital With the Company's
Corresponding Un-Audited Part II A Focus Report Filing
December 31, 2006

The following differences existed at December 31, 2006, between the audited computation of net capital and the un-audited Part II A Focus Filing at December 31, 2006.

| | |
|---|---|
| Un-Audited Part II A Focus Filing | $ 71,956 |
| Cumulative audit adjustments | (7,189) |
| Audited computation of net capital | $ 64,767 |

**PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.**
**DECEMBER 31, 2006**

COMPUTATION OF NET CAPITAL

| | | | |
|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | $ 316,213 |
| 2. | Deduct ownership equity not allowable for Net Capital | | 0 |
| 3. | Total ownership equity qualified for Net Capital | | 316,213 |
| 4. | Add: | | |
| | A. Liabilities subordinated to claims of general creditors allowable in Computation of net capital | | 0 |
| | B. Other (deductions) or allowable credits (List) | | |
| | | | 0 |
| 5. | Total capital and allowable subordinated liabilities | | 316,213 |
| 6. | Deductions and/or charges: | | |
| | A. Total non allowable assets from Statement of Financial Condition (Notes B and C) | 251,446 | |
| | B. Secured demand note deficiency | 0 | |
| | C. Commodity futures contracts and spot Commodities – proprietary capital changes | 0 | |
| | D. Other deductions and/or charges | 0 | |
| 7. | Other additions and/or credits (List) | | |
| | | | (251,446) |
| 8. | Net capital before haircuts on securities positions | | 64,767 |

**PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.**
**DECEMBER 31, 2006**

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):

| | | |
|---|---|---|
| A. Contractual securities commitments | 0 | |
| B. Subordinates securities borrowings | 0 | |
| C. Trading and investment securities: | 0 | |
| 1. Exempted securities | 0 | |
| 2. Debt securities | 0 | |
| 3. Options | 0 | |
| 4. Other securities | 0 | |
| D. Undue Concentration | 0 | |
| E. Other (List) | | |
| | | 0 |
| 10. Net Capital | | $ 64,767 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

| | |
|---|---|
| 11. Minimum net capital required (6 2/3% of line 19) | $ 1,378 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | 5,000 |
| 13. Net capital requirement (greater of line 11 or 12) | 5,000 |
| 14. Excess net capital (line 10 less 13) | 59,767 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) | $ 62,700 |

**PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.**
**DECEMBER 31, 2006**

| | | | |
|---|---|---|---|
| 16. | Total A.I. liabilities from Statement of Financial Condition | | $ 20,667 |
| 17. | Add: | | |
| | A. Drafts for immediate credit | ________ | |
| | B. Market value of securities borrowed for which no equivalent value is paid or credited | ________ | |
| | C. Other unrecorded amounts (List) | | |
| | ________________ ________________ | | |
| | ________________ ________________ | | |
| | ________________ ________________ | | ________ |
| 19. | Total aggregate indebtness | | $ 20,667 |
| 20. | Percentage of aggregate indebtness to net capital (line 19/line 10) | | % 32 |

OTHER RATIOS

| | | |
|---|---|---|
| 21. | Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | % 0 |



HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS
125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Phoenix Global Capital Management, Ltd.

In planning and performing our audit of the financial statements and supplemental information of Phoenix Global Capital Management, Ltd. (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions under rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. In addition, the Company is a small organization and segregation of duties is limited by the number of employees.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Horwich Coleman Levin, LLC*

Chicago, Illinois
February 22, 2007



END